UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
GoPro, Inc.
(Name of Issuer)

Class A Common Stock, par value $.0001 per share
(Title of Class of Securities)

38268T 10 3**
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X]           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Class A Common Stock. No CUSIP has been assigned to the Class B Common Stock.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38268T 10 3	13G

1.	Name of Reporting Persons: Michael E Marks
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 14,745,615(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 14,745,615(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,745,615(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 28.69% (2)
12.	Type of Reporting Person (See Instructions): IN

(1) Consists of 14,744,949 shares of Class B Common Stock of the Issuer (the “Class B Common Stock”) convertible into 14,744,949 shares of Class A Common Stock of the Issuer (the “Class A Common Stock”) at the holder’s option or automatically upon certain transfers and 666 shares of Class A Common Stock. The Reporting Person expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interests therein.

(2) Calculations are based on  36,652,904 shares of Class A Common Stock of the Issuer outstanding as of November 19, 2014, as stated in the Issuer’s Prospectus dated as of November 19, 2014, plus the assumed conversion into Class A Common Stock of 14,744,949 shares of Class B Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 38268T 10 3	13G

1.	Name of Reporting Persons: RW Camera Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 14,744,949(1)
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 14,744,949(1)
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,744,949 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 28.69% (2)
12.	Type of Reporting Person (See Instructions): OO

(1) Consists of 14,744,949 shares of Class B Common Stock of the Issuer convertible into 14,744,949 shares of Class A Common Stock of the Issuer at the option of the Reporting Person or automatically upon certain transfers.

(2) Calculations are based on  36,652,904 shares of Class A Common Stock of the Issuer outstanding as of November 19, 2014, as stated in the Issuer’s Prospectus dated as of November 19, 2014, plus the assumed conversion into Class A Common Stock of the Issuer of 14,744,949 shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Persons.

STATEMENT ON SCHEDULE 13G
Item 1. (a).	Name of Issuer
GoPro, Inc., a Cayman Islands company, a Delaware corporation (the “Issuer”).
Item 1. (b).	Address of Issuer’s Principal Executive Offices:
3000 Clearview Way San Mateo, CA 94402
Item 2(a).	Name of Person Filing
This Schedule 13G is filed on behalf of Michael E. Marks and RW Camera Holdings LLC, a Delaware limited liability company, together, the “Reporting Persons.”
Item 2(b).	Address of Principal Business Office
The principal business address for each of the Reporting Persons is 70 Willow Road, Suite 100, Menlo Park, CA 94025.
Item 2(c).	Citizenship
See Item 4 of each cover page.
Item 2(d).	Title of Class of Securities:
Class A Common Stock, par value $.0001 par value, of the Issuer.
Item 2(e).	CUSIP Number:
38268T 10 3
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership. All information is as of December 31, 2014.

(a) Beneficial Ownership:

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Riverwood Camera Holdings LLC (“RW Camera”) is the direct holder of 14,744,949 shares of Class B Common Stock of the Issuer which is convertible into 14,744,949 shares of Class A Common Stock. Mr. Marks was awarded 666 shares of restricted Class A Common Stock that have vested or that will vest within 60 days of the date hereof in connection with his service on the board of directors of the Issuer. Pursuant to the terms of his arrangement with Riverwood Capital Management L.P. (“Riverwood Capital”) and certain related entities, the Mr. Marks is obligated to transfer such shares following vesting to Riverwood Capital. Pursuant to such arrangements, Riverwood Capital GP Ltd., a Cayman company (“Riverwood GP”), has voting power over the shares held by Mr. Marks.  Riverwood Capital L.P. (“Riverwood LP”), a Cayman limited partnership, is the manager of RW Camera and general partner of Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P. and Riverwood Capital Partners (Parallel-B) L.P. (collectively, the “Funds”). The Funds own a majority of the equity interests in RW Camera. Riverwood Capital GP Ltd., a Cayman company (“Riverwood GP”), is the general partner of Riverwood LP.  Accordingly, each of Riverwood LP and Riverwood GP may be deemed to have voting and investment power over the shares of the Issuer owned by RW Camera. Mr. Marks is the Chief Executive Officer and a Director of Riverwood GP as well as a member of its Investment Committee. Accordingly, Mr. Marks may be deemed to have shared voting and investment power over the common stock of the Issuer owned by RW Camera.

(b)                Percent of class:

See Item 11 of each cover page, which is based upon Item 9 of each cover page.  See also Item 4(a) above.

(c)     Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.  See also Item 4(a) above.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.  See also Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.  See also Item 4(a) above.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.  See also Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the equityholders of RW Camera, Riverwood LP and Riverwood GP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Stock or Class B Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Exchange Act, the agreement with respect to which is attached hereto as Exhibit 99.1.  Each Reporting Person expressly disclaims being members of a “group” pursuant to Rule 13d-5 under the Exchange Act and beneficial ownership with respect to any Class A Common Stock or Class B Common other than shares owned of record by such Reporting Person.

Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

RW CAMERA HOLDINGS LLC

By:	Riverwood Capital L.P., its manager

By:	Riverwood Capital GP Ltd., its general partner

By:	/s/ THOMAS J. SMACH
Name: Thomas J. Smach
Title: Director

MICHAEL E. MARKS

By:	/s/ MICHAEL E. MARKS

[Signature Page to Schedule 13G]

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement, dated February 17, 2015, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

[Signature Page to Joint Filing Agreement]